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                        [Swift Transportation Letterhead]


                               December 13, 2005


VIA EDGAR AND FEDERAL EXPRESS
-----------------------------

Mail Stop 3561

Michael Fay
U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549

     Re:    Swift Transportation Co., Inc.
            Form 10-K: for the Fiscal Year ended December 31, 2004 File No. 000-18605

Dear Mr. Fay:

     This letter responds to the Staff's comments to the above referenced filing of Swift Transportation Co., Inc. (the "Company"), as set forth in the Staff's letter dated November 18, 2005. For your convenience, the headings and paragraph numbers in our letter correspond to the headings and paragraph numbers in the Staff's letter.

Form 10K: for the Fiscal Year Ended December 31, 2004
-----------------------------------------------------

SFAS 131
--------

1.      We supplementally advise the Staff as follows:

          We operate a fleet of tractors to transport a variety of freight for customers using various forms of trailers such as flatbeds, refrigerated vans, double vans, specialized trailers, and vans ranging in lengths of 48 feet to 57 feet. Approximately 90% of our trailer fleet is made up of 48 to 57 foot vans. While we do track revenue by tractor, we do not track revenues from external customers by the various types of trailers utilized. We believe our business is essentially the service of transporting freight for customers using whatever trailer is appropriate, the vast majority of which is single vans. Therefore, we do not believe the disclosures described in SFAS 131 paragraph 37 are applicable.
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Michael Fay
U.S. Securities and Exchange Commission
December 13, 2005
Page 2





Capital Commitments and Expenditures, page 27
---------------------------------------------

2.   We supplementally advise the Staff as follows:

           Our 2004 capital expenditures are detailed below in millions:

                 Revenue equipment:
                         Tractors          $326,351
                         Trailers            41,264
                       Facilities            50,444
                       Other                 11,162
                                             ------
                       Total               $429,221
                                           ========


          We capitalize, at cost, non-revenue equipment expenditures which increase the service potential of the asset. Additions that are in substance repairs are charged to operations when incurred. Expenditures exceeding thresholds from $2,500 to $5,000, depending upon the nature of the item, are capitalized. For example, computer equipment is capitalized if it exceeds $5,000.

          We will expand our future filings to discuss in greater detail our capital expenditures and the amount we anticipate spending over both the short and long term.

3.              We supplementally advise the Staff as follows:

          We consider our evaluation of return on capital investments proprietary and integral to our pricing process when competing for freight services in the marketplace. As a result, we anticipate disclosing, in general terms, the basic criteria we use to evaluate capital investments and the reasons for such investments. However, we believe disclosing our cost of capital would negatively affect our ability to compete for freight services.

          Closing
          -------

                If you have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the Staff
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Michael Fay
U.S. Securities and Exchange Commission
December 13, 2005
Page 3





prior to the distribution of another comment letter. Please contact me with any questions concerning this letter at (623) 907-7451.

                                             Very truly yours,

                                             Swift Transportation Co., Inc.


                                             By:/s/ Glynis Bryan
                                                ---------------------------
                                                Glynis Bryan
                                                Executive Vice President
                                                and Chief Financial Officer